EXHIBIT 99.2
                                                                    ------------


VIKING ENERGY ROYALTY TRUST

THIRD QUARTER INTERIM REPORT
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2004

THIRD QUARTER HIGHLIGHTS

     o Cash Flow From Operations for the quarter of $34 million, highest in Viking's history.

     o Strong oil prices continue to enhance financial results as Viking had less than 5% of its oil price protected and a 65% oil weighted production profile.

     o Development expenditures of $12 million to enhance productivity of Viking's assets.

     o Balance sheet strengthened with closing of $55 million equity offering in July 2004.

     o Participation level in the Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan exceeds 40% and raises $8 million of equity capital.

     o Production averaged 15,375 boe/d, a modest 3% decline and a lower rate of decline than in previous two quarters.

     o Quarter's distributions of $0.24 per unit represent 78% of Cash Flow From Operations of $0.31 per unit compared to distributions of $0.32, Cash Flow From Operations of $0.29 and a payout ratio of 112% in prior year.

     o Bank debt reduced by $76 million during quarter with over $120 million of credit capacity available at September 30, 2004.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                                          THREE MONTHS ENDED          NINE MONTHS ENDED
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)           SEPTEMBER 30               SEPTEMBER 30
-------------------------------------------------------------------------------------------------------------
                                                              2004          2003           2004         2003
-------------------------------------------------------------------------------------------------------------
FINANCIAL(1)                                               $64,819       $57,897       $186,750     $173,740
Revenue before royalties
-------------------------------------------------------------------------------------------------------------
Cash Flow From Operations (2)                              $33,518       $25,511       $ 89,962     $ 83,789
-------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                       $0.31         $0.29       $   0.89     $   1.04
-------------------------------------------------------------------------------------------------------------
Cash Distributions                                         $26,004       $28,662       $ 72,767     $ 81,416
-------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (3)                   $0.24         $0.32       $   0.72     $   1.02
-------------------------------------------------------------------------------------------------------------
Bank Debt                                                                              $ 43,841     $151,385
-------------------------------------------------------------------------------------------------------------
OPERATIONAL
Average Daily Production
-------------------------------------------------------------------------------------------------------------
     Oil (b/d)                                               9,587        11,137          9,869       10,638
-------------------------------------------------------------------------------------------------------------
     Natural Gas (mcf/d)                                    32,492        40,706         34,131       38,137
-------------------------------------------------------------------------------------------------------------
     Liquids (b/d)                                             373           518            422          477
-------------------------------------------------------------------------------------------------------------
     Total (boe/d at 6:1)                                   15,375        18,439         15,980       17,471
-------------------------------------------------------------------------------------------------------------
Average Prices, before hedging
-------------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl)                                     $ 48.60       $ 35.23       $  43.80     $  37.59
-------------------------------------------------------------------------------------------------------------
     Natural Gas ($/mcf)                                   $  6.79       $  5.94       $   6.79     $   6.91
-------------------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                                       $ 45.26       $ 30.68       $  39.03     $  34.20
-------------------------------------------------------------------------------------------------------------
     Oil Equivalent ($/boe)                                $ 45.75       $ 35.26       $  42.58     $  38.91
-------------------------------------------------------------------------------------------------------------
Unitholder Netback per boe                                 $ 23.54       $ 14.96       $  20.44     $  17.08
-------------------------------------------------------------------------------------------------------------

(1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
(2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.
(3)  Declared distributions if Unit held throughout the period.


Viking Energy Royalty Trust                                                    1

PRESIDENT'S MESSAGE
We have made significant progress during the third quarter of 2004 in improving the performance of the Viking organization and delivering on our stated business objectives. Contribution has come from all parts of the company, and we have been very active in implementing change throughout Viking.

FINANCIAL
At the start of the quarter, we closed our equity offering of 9.6 million units with proceeds of $55 million, before issue costs. These monies were used to reduce debt which allows for increases in capital spending and acquisitions in the future.

We announced distributions of $0.08 per unit for October, November and December, bringing 2004 distributions to $0.96 per unit. The December distribution will be the 14th consecutive distribution at this level.

The Premium Distribution Reinvestment Plan (DRIP) was introduced effectively for the July distribution paid in August 2004. We were very pleased with Unitholders' participation in the program. Between the regular DRIP that was previously in place and the new Premium DRIP, we now have over 40% utilization of the program delivering over $3 million per month to the organization at a very efficient cost. The plan allows existing investors to increase their return through reinvestment of their distributions at a discount to market or taking an additional 2% cash distribution.

These items in addition to the sale of the property mentioned in our last quarterly report have resulted in a significant reduction to our bank debt. Our current bank debt is approximately $50 million, and an undrawn line of credit exceeding $120 million providing significant financial flexibility in considering future acquisition opportunities.

OPERATIONS
At this point, we can confidently say that we are well on the way to increasing efficiency in our administration and operations. The improved efficiency is evident in our general and administrative costs in the third quarter as we have already delivered the majority of the year-end cost reduction target. On the operating cost side, the third quarter results include the costs of implementing changes with the benefits anticipated to commence in the fourth quarter. We remain confident in delivering the targeted reduction of $0.50/boe by year-end. These successes are all the more impressive given the general cost creep that is affecting all organizations in the oil and gas industry in the current business environment.

I am very pleased with the success that we have achieved in increasing the level of development activity in our properties and delivering a high degree of success with that activity. In the third quarter, we drilled 15.1 net wells (almost twice as many as we did in the previous two quarters of the year) and had a 95% drilling success rate. The Bellshill Lake horizontal infill program was kicked off in the quarter, with 6 wells successfully completed. At Bashaw, a novel fracturing technique has increased production on previously low rate wells, with the potential to apply this technique to other wells in the same field. I am also very pleased that we were able to deliver these projects with costs below expectations and performance results above expectations. All in all, it is a great start to a re-energized internal investment program focused on delivering value to Unitholders from our asset base.

Continued strength in commodity prices and a growing understanding of the impact of the new business plan resulted in our investors receiving an attractive return in the third quarter. In the quarter alone, the value of the units appreciated by 17% while the quarterly yield was 4% for a total Unitholder return in the quarter of 21%. We are pleased with this performance and look forward to continuing to execute our business plan for the betterment of Unitholders. Your support is appreciated; your return is our objective.


(signed)

John Zahary
President and CEO
November 10, 2004


Viking Energy Royalty Trust                                                    2

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") is dated November 10, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements of Viking Energy Royalty Trust ("Viking") for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

In this MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and these terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

ADVISORY - This Management Discussion and Analysis ("MD&A") highlights significant business results and statistics from Viking's financial statements for the three and nine months ended September 30, 2004 and the accompanying notes thereto. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ACCOUNTING CHANGES

Viking's consolidated financial statements for 2004 include three changes in accounting policies as a result of new accounting recommendations of the Canadian Institute of Chartered Accountants: accounting standards for Asset Retirement Obligations and Convertible Debentures have been applied retroactively; and effective January 1, 2004, changes in accounting for Hedging Relationships have been applied prospectively. The prospective implementation of accounting for Hedging Relationships impacts the comparability of Viking's 2004 financial results with prior periods. See Note 2 to the interim consolidated financial statements for a full description of these changes.


Viking Energy Royalty Trust                                                    3

OVERVIEW OF FINANCIAL PERFORMANCE

During the Third Quarter of 2004, Viking's financial results reflect a substantial benefit from the record high West Texas Intermediate benchmark price for crude oil which averaged US$43.88 compared to US$30.18 in the prior year. Viking had limited its commodity price contracts to 500 b/d of oil with a price cap of US$30.05 for the Third Quarter representing less than 5% of its average daily oil production. Natural gas prices for AECO deliveries averaged $6.66 per mcf during the Third Quarter of 2004 compared to $6.29 in the prior year with its natural gas price contracts having no impact on revenues. High oil prices more than offset the revenue impact of a 14% shortfall in 2004 Third Quarter's oil production as compared with the prior year. As anticipated with its deferred capital spending in 2004, Viking's Third Quarter production was short of the prior year's volume.

Cash Flow From Operations totaled $33.5 million ($0.31 per unit) for the Third Quarter of 2004 compared to $25.5 million ($0.29 per unit) in the prior year. Year-to-date Cash Flow From Operations of $90.0 million in 2004 compares to $83.8 million in 2003 while Viking's net income for the first nine months aggregates to $45.6 million, including a $1.4 million charge for unrealized losses from commodity price risk management, compared to $39.6 million in the prior year.

Viking has maintained a stable monthly distribution of $0.08 per Trust Unit since November 2003 and has announced its declaration of an $0.08 per unit monthly distribution through to December 2004. Viking's Third Quarter distribution declarations represent 78% of Cash Flow From Operations and 81% for the year-to-date declarations as compared to 112% and 97% in the prior year, respectively.

On July 9, 2004, Viking issued 9.6 million Trust Units and applied the net proceeds of $51.7 million to reduce its borrowings. Effective June 30, 2004, Viking introduced a Premium Distribution Reinvestment option and has attracted a participation level of 35% in August and September which when combined with our regular Distribution Reinvestment option resulted an overall participation level over 40% and $8.1 million of net proceeds during the Third Quarter of 2004. This compares favourably to $1.6 million and $2.0 million raised in the First Quarter and Second Quarter of 2004, respectively. A further $1.7 million was received during the quarter as Viking issued 314,600 Trust Units to employees on the exercise options under its Trust Unit Option Plan. In total, Viking raised $61.5 million with the issue of 11,341,889 Trust Units during the Third Quarter.

At September 30, 2004, Viking's total debt (including its Convertible Debentures) of $117.6 million represents less than 0.89 times its annualized Cash Flow From Operations with a total debt to enterprise value of 14%.

SELECTED FINANCIAL INFORMATION

                                                          THREE MONTHS ENDED        NINE MONTHS ENDED
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)           SEPTEMBER 30              SEPTEMBER 30
---------------------------------------------------------------------------------------------------------
                                                           2004          2003          2004         2003
---------------------------------------------------------------------------------------------------------
Revenue before royalties (1)                            $64,819       $57,897      $186,750     $173,740
---------------------------------------------------------------------------------------------------------
Cash Flow From Operations (2)                           $33,518       $25,511      $ 89,962     $ 83,789
---------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $  0.31       $  0.29      $   0.89     $   1.04
---------------------------------------------------------------------------------------------------------
Net Income For the Period (1)                           $17,590       $ 5,583      $ 45,643     $ 39,621
---------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $  0.16       $  0.06      $   0.45     $   0.49
---------------------------------------------------------------------------------------------------------
Distributions Declared during the Period                $26,004       $28,662      $ 72,767     $ 81,416
---------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (3)              $  0.24       $  0.32      $   0.72     $   1.02
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Total Assets (1)                                                                   $611,339     $795,119
---------------------------------------------------------------------------------------------------------
Bank Loans                                                                         $ 43,841     $151,385
---------------------------------------------------------------------------------------------------------
Convertible Debentures (1)                                                         $ 73,740     $ 73,593
---------------------------------------------------------------------------------------------------------
Unitholder Netback per BOE                              $ 23.54       $ 14.96      $  20.44     $  17.08
---------------------------------------------------------------------------------------------------------

1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
3)       Declared distributions if Unit held throughout the period.


Viking Energy Royalty Trust                                                    4

The following summarizes the significant changes between the Third Quarter's Cash Flow From Operations in 2004 compared to the Second Quarter of 2004 as well as the Third Quarter of 2003:

-----------------------------------------------------------------------------------------------------------------
(IN 000'S)                                                                   SECOND QUARTER 2004   THIRD QUARTER
                                                                                                        2003*
-----------------------------------------------------------------------------------------------------------------
Cash Flow From Operations                                                             $29,681            $25,511
Commodity Prices                                                                        3,172             17,586
Production volumes                                                                      (997)            (12,664)
Royalties                                                                                 556                483
Settlement of commodity price contracts                                                   735              1,286
Operating Expenses & Transportation                                                       108                281
G&A                                                                                       408                 76
Severance                                                                                (82)                294
Interest, including interest on Convertible Debentures                                    184                884
Capital and other taxes                                                                 (248)               (107)
Other                                                                                       1               (112)
-----------------------------------------------------------------------------------------------------------------
Cash Flow From Operations for the Three Months ended September 30, 2004               $33,518            $33,518
-----------------------------------------------------------------------------------------------------------------

* As adjusted to reflect the retroactive change in accounting for Convertible Debentures.

RESULTS OF OPERATIONS

PRODUCTION

Daily production for the three months ended September 30, 2004 averaged 15,375 boe/d, a decrease of 3% from the 15,812 boe/d averaged in the Second Quarter of 2004 and a decrease of 17% from the 18,439 boe/d averaged in the Third Quarter of 2003. Relative to the Second Quarter of 2004, 183 boe/d of the 437 boe/d shortfall can be attributed to the Tweedie area where the Alberta Energy and Utilities Board shut-in natural gas production to protect the underlying bitumen resource. The remaining shortfall of 254 boe/d is attributed to natural decline and operating disruptions related to electrical power and normal maintenance downtime. The Province of Alberta is in the process of delivering temporary assistance to producers affected by their shut-in order in the form of royalty relief equivalent to a portion of the lost cash flow. Viking has not accrued for any such temporary relief pending finalization of the details of the program. Relative to the Third Quarter of 2003, the shortfall in 2004 is attributed to the high initial declines on new wells acquired by Viking in early 2003. Viking's year-to-date production is 1,491 boe/d short of the 2003 comparative volume with the decline attributed to normal reservoir expectations and routine maintenance and operating disruptions.

                                                      THREE MONTHS ENDED              NINE MONTHS ENDED
                                                         SEPTEMBER 30                   SEPTEMBER 30
                                               ----------------------------------------------------------
 DAILY PRODUCTION VOLUME                              2004          2003            2004            2003
---------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                    9,587        11,137           9,869          10,638
---------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                                 32,492        40,706          34,131          38,137
---------------------------------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                            373           518             422             477
---------------------------------------------------------------------------------------------------------
Total Production (boe/d at 6:1)                     15,375        18,439          15,980          17,471
---------------------------------------------------------------------------------------------------------

PRICING

In 2004, Viking's Third Quarter realized price for crude oil of $48.60 per boe represents a 10% increase over the $44.04 realized in the Second Quarter of 2004 and a 38% increase over the prior year. Natural gas prices of $6.79 were 5% lower as compared to the previous quarter and 14% higher compared to the prior year. Compared to 2003, Viking's overall realizations of $45.75 per boe in the Third Quarter of 2004 and $42.58 per boe for the year-to-date are approximately 30% and 9% higher, respectively.


Viking Energy Royalty Trust                                                    5

                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                             SEPTEMBER 30                   SEPTEMBER 30
                                                       ---------------------------------------------------------
AVERAGE SELLING PRICE (BEFORE PRICE RISK MANAGEMENT)         2004           2003            2004           2003
----------------------------------------------------------------------------------------------------------------
Crude oil ($/bbl)                                          $48.60         $35.23          $43.80         $37.59
----------------------------------------------------------------------------------------------------------------
Natural gas ($/mcf)                                         $6.79          $5.94           $6.79          $6.91
----------------------------------------------------------------------------------------------------------------
Natural Gas Liquids ($/bbl)                                $45.26         $30.68          $39.03         $34.20
----------------------------------------------------------------------------------------------------------------
Average Price ($/boe)                                      $45.75         $35.26          $42.58         $38.91
----------------------------------------------------------------------------------------------------------------


REVENUE
The following table provides a comparison of Viking's revenues in 2004 to its revenues in the prior year after isolating the costs of settling its commodity price contracts in 2003 (in 2004, similar losses have been reclassified as described in Note 2 to the interim consolidated financial statements):

                                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                SEPTEMBER 30                     SEPTEMBER 30
(IN 000'S)                                                   2004           2003              2004           2003
------------------------------------------------------------------------------------------------------------------
Crude oil sales                                           $42,864        $36,099          $118,447       $109,158
Natural gas sales                                          20,306         22,248            63,482         71,950
Natural Gas Liquids sales and Other                         1,556          1,568             4,518          4,611
------------------------------------------------------------------------------------------------------------------
Total Sales Revenue                                        64,726         59,915           186,447        185,719
Commodity Price Risk Management (Non-cash amortization
in 2004; cash settlements in 2003)                             93         (2,018)              303        (11,979)
------------------------------------------------------------------------------------------------------------------
Total Revenue                                             $64,819        $57,897          $186,750       $173,740
------------------------------------------------------------------------------------------------------------------

Crude oil sales revenues in the Third Quarter of 2004 were $6.8 million (or 19%) higher than in the prior year primarily due to a $13.37 per barrel increase in price resulting in a $13.7 million increase in revenues. The favourable impact of higher oil prices in 2004, as moderated by the Canadian dollar's appreciation to an 11 year high during the quarter, was offset by a $6.9 million reduction attributed to a 1,550 b/d shortfall in oil production as compared to 2003. Similarly, crude oil sales revenues for the year-to-date in 2004 were $9.3 million higher due to a $6.21 per barrel increase in prices accounting for a $18.1 million increase in revenues offset by a $8.8 million reduction attributed to a 769 b/d shortfall in production as compared to 2003.

Natural gas sales revenues in the Third Quarter of 2004 were $1.9 million (or 9%) lower than in the prior year due to a 8,214 mcf/d decrease in production resulting in a $5.1 million drop in revenues while an $0.85 per mcf increase in prices provided $3.2 million of offsetting revenue. Natural gas sales revenues for 2004 year-to-date were $8.5 million lower primarily due to a 4,006 mcf/d decline in production resulting in a $7.3 million revenue loss and a $0.12 per mcf price decrease contributing a further $1.2 million to the reduction in revenues as compared with 2003.

Commencing on January 1, 2004, Viking adopted the new accounting standard for its commodity price risk management activities and as a result, no longer includes gains and/or losses on commodity price contracts in its revenues from oil and gas sales except for the amortization of unrealized gains on the mark-to-market value of its contracts in place as at January 1, 2004. Subsequent to 2003, both realized gains and/or losses as well as changes in the mark-to-market values are presented separately in the statement of income. Viking's Third Quarter revenues includes amortization totalling $93,000 ($303,000 for 2004 year-to-date) in respect of the $416,000 of unrealized gains on January 1, 2004. Prior to January 1, 2004, only realized gains and/or losses from its commodity price risk management activities were recorded as a component of Viking's revenues with losses of $2.0 million reported in the three months ended September 30, 2003 and $12.0 million for the nine months ended September 30, 2003. See the discussion of Losses on Commodity Price Risk Management for the details of the realized and unrealized commodity price management activities in 2004.


Viking Energy Royalty Trust                                                    6

ROYALTIES

Royalties were 15% of total revenues during the Third Quarter of 2004 compared to 18% in the prior year and 16% for 2004 year-to-date.

                                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                SEPTEMBER 30                     SEPTEMBER 30
                                                       ----------------------------------------------------------
(IN 000'S EXCEPT PERCENTAGE AMOUNTS)                        2004           2003              2004           2003
-----------------------------------------------------------------------------------------------------------------
Royalties on oil and natural gas liquids sales            $6,012        $ 4,769           $16,897        $15,295
    As a percent of sales                                 (13.5%)        (12.7%)           (13.7%)        (13.4%)
Royalties on natural gas sales                             3,075          5,021            11,096         15,205
    As a percent of sales                                 (15.1%)        (22.6%)           (17.5%)        (21.1%)
Mineral taxes                                              1,095            553             3,104          1,258
Alberta Royalty Tax Credits                                 (239)            83              (704)          (785)
-----------------------------------------------------------------------------------------------------------------
Total Royalties                                           $9,943        $10,426           $30,393        $30,973
-----------------------------------------------------------------------------------------------------------------


OPERATING COSTS

                                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                SEPTEMBER 30                     SEPTEMBER 30
                                                       ------------------------------------------------------------
                                                              2004           2003              2004           2003
-------------------------------------------------------------------------------------------------------------------
Operating costs (in 000's)                                 $13,523        $14,130           $40,133        $38,569
-------------------------------------------------------------------------------------------------------------------
     - on a per boe basis                                  $  9.56        $  8.33           $  9.17        $  8.09
-------------------------------------------------------------------------------------------------------------------
Transportation costs (in 000's)                            $   918        $   591           $ 2,636        $ 1,579
-------------------------------------------------------------------------------------------------------------------

Total expenditures during the Third Quarter of 2004 were down 4% compared to the prior year with a $1.23 increase in unit operating costs attributed to the 17% drop in production from 18,439 boe/d in 2003 to 15,375 boe/d in 2004. Compared to the prior year, Viking's Third Quarter power costs were $2.4 million lower along with $0.5 million of lower repairs and maintenance costs. This positive trend has been lost in the per unit operating costs due to the volume shortfall and accrual adjustments in 2003. During the Third Quarter, Viking implemented several operating efficiency measures that will have a more significant impact in future quarters.

The operating costs for the year-to-date in 2004 of $40.1 million are 4% higher than in the prior year primarily due to the inclusion of a full nine months of the KeyWest operations in 2004 compared to only seven months in 2003. The 2004 year-to-date variance can be summarized as a $1.8 reduction in power costs offset by higher repairs and maintenance spending ($2.3 million) and higher lease rental payments ($0.5 million). The general trend of higher unit operating costs to date in 2004 is the result of declining production.

Effective January 1, 2004, Canadian reporting standards require that the cost of delivering products to their respective sales/title transfer points be separately disclosed. Accordingly, Viking has segregated the costs of delivering its natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as the cost of its trucking of crude oil to pipeline receipt points for 2004 and for comparative purposes, also for 2003. The majority of Viking's crude oil production is sold at the wellhead and involves no transportation liabilities and as a result its transportation costs are relatively small.


Viking Energy Royalty Trust                                                    7

GENERAL AND ADMINISTRATIVE EXPENSES

                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               SEPTEMBER 30                   SEPTEMBER 30
                                                       --------------------------------------------------------
                                                            2004            2003           2004           2003
---------------------------------------------------------------------------------------------------------------
General and Administrative costs (in 000's)               $2,367          $2,443         $8,289         $6,414
---------------------------------------------------------------------------------------------------------------
     - on a per BOE basis                                 $ 1.67          $ 1.44         $ 1.89         $ 1.34
---------------------------------------------------------------------------------------------------------------
Non-cash unit based incentive compensation (in 000's)     $  170          $    -         $  170         $    -
---------------------------------------------------------------------------------------------------------------

Severance costs (in 000's)                                $  278          $  657         $1,466         $1,262
---------------------------------------------------------------------------------------------------------------

Viking's general and administrative costs for the Third Quarter of 2004 are $0.4 million less than in the Second Quarter of 2004 and $0.1 million lower than in 2003. After adjusting the 2004 costs for a $0.4 million accrual for its short term incentive program, Viking's Third Quarter spending in 2004 was actually $0.5 million lower than in the prior year on a comparable basis with no such amounts were recorded in 2003. On a year-to-date basis, Viking's general and administrative costs in 2004 are $1.9 million higher than in the prior year primarily due to costs related to Viking's process of changing senior management to reinvigorate its future early in the year coupled with the accrual for its short term incentive program in the Third Quarter.

In the Third Quarter of 2004, Viking has recorded a non-cash unit incentive compensation expense of $0.2 million as a result of the recent capital appreciation of Viking Trust Units impacting the value of option grants to the directors and employees under its Trust Unit Option Plan. In addition, Viking's one-time severance costs are segregated from general and administrative expenditures of an ongoing nature.

INTEREST AND FINANCING CHARGES

                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               SEPTEMBER 30                   SEPTEMBER 30
                                                       ----------------------------------------------------------
(IN 000'S)                                                  2004           2003              2004           2003
-----------------------------------------------------------------------------------------------------------------
Interest on bank loan borrowings                          $  939         $1,841            $3,433        $ 5,001
Interest on Convertible Debentures                         1,982          1,964             5,861          5,552
Amortization of deferred charges                             170            170               507            480
Accretion of discount on Convertible Debentures               35             33               115             99
-----------------------------------------------------------------------------------------------------------------
Total interest expense                                    $3,126         $4,008            $9,916        $11,132
-----------------------------------------------------------------------------------------------------------------

Viking's interest on its bank borrowings was less in 2004 for both the three and nine month periods ended September 30 primarily due to a reduced level of borrowings coupled with slightly lower interest rates. The average level of borrowings during the Third Quarter of 2004 was approximately $66 million lower than in 2003 due to the $55 million equity offering in July 2004 reducing borrowings in 2004. Viking's borrowings in 2003 were increased in conjunction with the KeyWest acquisition as well as the acquisition of the Alexis/Lea Park properties. During the first nine months of 2004, Viking's average cost of borrowing was approximately 4% compared to 5% in the prior year.

Interest on Viking's Convertible Debentures of $1.9 million is essentially unchanged quarter-to-quarter except to reflect the number of days in each quarter and any conversions, which are infrequent. Comparing the year-to-date interest costs, the 2004 charge is $0.3 million higher compared to 2003 due to the Convertible Debentures being outstanding for 15 fewer days in 2003 with their issuance on January 15, 2003. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of their discounting, to reflect the equity component of the Convertible Debentures, follows an imputed present value methodology which weights the amortization more heavily in the later years.


Viking Energy Royalty Trust                                                    8

CAPITAL AND OTHER TAXES

Viking is liable for the Large Corporations Tax on the capital base in its wholly-owned corportate subsidiaries and makes quarterly installments in respect of this liability. During the first nine months of 2004, Viking paid $1.2 million for both installments on its 2004 Large Corporations Tax liability as well as the final payments on its 2003 liability. Except for the Large Corporations Tax, an income fund/royalty trust can structure its interest and royalty payments to effectively transfer the liability for both current as well as future income taxes to their Unitholders.

DEPLETION, DEPRECIATION AND ACCRETION

During the Third Quarter of 2004, Viking's charge for depletion, depreciation and accretion totaled $17.7 million representing a charge of $12.55 per boe compared to $22.3 million and $13.13 per boe in the prior year. For the first nine months of 2004, Viking's depletion, depreciation and accretion charge totaled $55.2 million ($12.62 per boe) compared to $59.3 million ($12.43 per boe) in 2003. The depreciation, depletion and accretion charge is lower in 2004 as compared to 2003 due to Viking's lower production volumes in 2004 as well as the impact of the $130 million impairment charge recorded in the Fourth Quarter of 2003. Viking's retroactive adoption of the new Asset Retirement Obligation accounting policy has added approximately $0.60 per boe to the depletion charge in both 2003 and 2004.

On February 26, 2003, Viking recorded $74.4 million of goodwill in the allocation of the KeyWest acquisition purchase price as the total purchase price exceeded the net identifiable assets and liabilities. The goodwill is not amortized but is subject to an annual impairment test. At September 30, 2004, there was no impairment of goodwill.

LOSSES ON COMMODITY PRICE RISK MANAGEMENT

The following summarizes Viking losses (and gains) realized during 2004 in respect of its commodity price risk management program:

(IN 000'S)                                        THREE MONTHS           THREE MONTHS         THREE MONTHS
                                                     ENDED                  ENDED                 ENDED
                                               SEPTEMBER 30, 2004       JUNE 30, 2004        MARCH 30, 2004
-----------------------------------------------------------------------------------------------------------
CRUDE OIL PRICE
-----------------------------------------------------------------------------------------------------------
     500 b/d with US$30.05 Ceiling                    $819
     1,000 b/d with US$30.75 Ceiling                     -                  $1,460
     2,500 b/d with US$31.94 Ceiling                     -                       -              $1,150

NATURAL GAS PRICE
-----------------------------------------------------------------------------------------------------------
     1,896 mcf/d with $6.33 Floor                      (12)                     (4)                  -
     9,479 mcf/d with $6.61 Floor                        -                       -                (127)

FOREIGN CURRENCY
-----------------------------------------------------------------------------------------------------------
     13,500 US$/d at CAD$1.3072/US$1.00                 (8)                      -                   -
     25,500 US$/d at CAD$1.3213/US$1.00                  -                      57                   -
     40,000 US$/d at CAD$1.3282/US$1.00                  -                       -                 (16)

ELECTRICAL POWER
-----------------------------------------------------------------------------------------------------------
     5 megawatts per hour @ 8.2 GJ/MWh                 (67)                    (46)                 (8)
-----------------------------------------------------------------------------------------------------------
Total Realized Net Loss                               $732                  $1,467              $  999
-----------------------------------------------------------------------------------------------------------

Viking's efforts to reduce the downside fluctuations in commodity prices has resulted in losses of $0.7 million ($0.52 per boe) during the Third Quarter of 2004 and $3.2 million ($0.73 per boe) for the year-to-date compared to $2.0 million ($1.19 per boe) and $12.0 million ($2.51 per boe) in the prior year, respectively.

Viking's past commodity price risk management strategy had been to sell "Calls" to offset the cost of "Floors" thereby collaring a specific price range with no initial cash cost. Since January 2004, Viking has not entered into any additional commodity price risk contracts resulting in its commodity price risk management position for the


Viking Energy Royalty Trust                                                    9

Fourth Quarter of 2004 representing less than 5% of anticipated production and no contracts in place beyond December 2004. At September 30, 2004, Viking had an unrealized loss on its unsettled commodity price contracts of approximately $1.0 million as compared to a $416,000 unrealized gain on January 1, 2004.

NET INCOME AND CASH FLOW FROM OPERATIONS

Viking's Net Income for the Third Quarter of 2004 totalled $17.6 million with Cash Flow From Operations aggregating to $33.5 million compared to Net Income of $5.6 million and Cash Flow From Operations of $25.5 million in the prior year. The $12.0 million increase in Net Income in the Third quarter of 2004 is primarily the result of a $6.8 million increase in crude oil sales revenues, a $4.5 million reduction in depreciation, depreciation and accretion along with a favourable variance in royalties, operating costs and interest charges offset by a $1.9 million drop in natural gas revenues. Compared to the prior year, the $8.0 million improvement in Cash Flow From Operations in the Third Quarter of 2004 is attributed primarily to higher oil prices along with lower royalties, operating costs and interest charges.

Year-to-date, Viking's Net Income totaled $45.6 million compared to $39.6 million in the prior year with the $6.0 million improvement primarily driven by a $9.3 million increase in crude oil sales revenue coupled with an $8.8 million favourable reduction in commodity price contract settlements offset by lower natural gas sales revenues, higher operating and administration costs with non-cash items totaling approximately $44 million in each of 2004 and 2003. The $6.2 million improvement in Cash Flow From Operations during the first nine months of 2004 is driven by the same factors as the increase in Net Income.

QUARTERLY FINANCIAL INFORMATION

Over the past seven quarters, Viking's revenues have increased most recently due to significantly improved oil price and reduced losses from commodity price contracts more than offsetting production declines, and in 2003, due to the acquisition of Keywest in February and the purchase of the Alexis/Lea Park properties in May. The Cash Flow From Operations has improved throughout 2004 as the costs associated with the change in senior management diminish and subsequent changes drive a trend to a lower administrative cost structure. In 2003, Viking's acquisitions resulted in generally higher operating costs while the administrative costs increased to reflect the internalization of the manager, the costs of improving its technical capability and a larger production portfolio and in late 2003, the initial efforts to change senior management. These same cost trends resulted in corresponding fluctuations in Viking's quarterly Net Income with the Fourth Quarter of 2003 being significantly impacted with a $130 million asset impairment charge.

Throughout early 2003, Viking's distributions reflected the fluctuations in production and an increasing cost structure while the distributions since the Fourth Quarter of 2003 reflect stable monthly distributions of $0.08 per unit with excess the Cash Flow From Operations used to fund capital expenditures and improve the balance sheet. Viking's payout ratio in 2003 was 98% of Cash Flow From Operations while in 2004, the year-to-date payout ratio is 81%.

(000'S EXCEPT PER TRUST UNIT AMOUNTS)                         2003                                        2004
-----------------------------------------------------------------------------------------------------------------------------
                                            FIRST      SECOND      THIRD       FOURTH       FIRST        SECOND        THIRD
                                           QUARTER    QUARTER     QUARTER     QUARTER      QUARTER      QUARTER       QUARTER
-----------------------------------------------------------------------------------------------------------------------------
Revenue before royalties (1)               $54,418    $61,425     $57,897     $ 57,357      $59,198     $62,547       $64,819
-----------------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations (1 & 2)          $28,613    $29,667     $25,511     $ 24,531      $26,764     $29,681       $33,518
-----------------------------------------------------------------------------------------------------------------------------
           - per Trust Unit                $  0.44    $  0.34     $  0.29     $   0.25      $  0.28     $  0.30       $  0.31
-----------------------------------------------------------------------------------------------------------------------------
Net Income For the Period                  $14,509    $19,530     $ 5,583     $(94,887)     $14,315     $13,739       $17,590
-----------------------------------------------------------------------------------------------------------------------------
           - per Trust Unit                $  0.22    $  0.23     $  0.06     $  (0.98)     $  0.15     $  0.14       $  0.16
-----------------------------------------------------------------------------------------------------------------------------
Cash Distributions (3)                     $21,829    $30,925     $28,662     $ 25,144      $23,333     $23,430       $26,004
-----------------------------------------------------------------------------------------------------------------------------
           - per Trust Unit                $  0.34    $  0.36     $  0.32     $   0.26      $  0.24     $  0.24       $  0.24
-----------------------------------------------------------------------------------------------------------------------------

1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
3)   Declared distributions if Unit held throughout the period.


Viking Energy Royalty Trust                                                   10

NETBACK PRICINGS (1)

                                                      THREE MONTHS ENDED               NINE MONTHS ENDED
                                                         SEPTEMBER 30                     SEPTEMBER 30
                                                  ---------------------------------------------------------
(PER BOE)                                             2004           2003              2004           2003
-----------------------------------------------------------------------------------------------------------
Sales                                               $45.75         $35.26            $42.58         $38.91
Royalties                                             7.03           6.15              6.94           6.49
Operating Costs                                       9.56           8.33              9.17           8.09
Transportation                                        0.65           0.35              0.60           0.33
-----------------------------------------------------------------------------------------------------------
Operating Netback                                    28.51          20.43             25.87          24.00
Cash settlements on commodity price contracts         0.52           1.19              0.73           2.51
General and administrative                            1.67           1.44              1.89           1.74
Non-cash unit based compensation expense              0.12              -              0.04           0.22
Severance and other                                   0.20           0.32              0.33           0.22
Interest on Bank Loans                                0.66           1.09              0.78           1.05
Interest on Convertible Debentures                    1.43           1.18              1.36           1.18
Capital and other taxes                               0.37           0.25              0.30           0.22
-----------------------------------------------------------------------------------------------------------
Unitholder Netback                                  $23.54         $14.96            $20.44         $17.08
-----------------------------------------------------------------------------------------------------------

(1) Certain key performance indicators and industry benchmarks as presented do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entitles.

Unitholder Netbacks year-over-year have increased primarily due to improved commodity prices and a significant reduction in Viking's commodity price risk management activities. In addition, certain unit costs have increased as a direct result of changes in production volumes rather than changes in total expenditures.


CAPITAL EXPENDITURES

Viking's capital expenditures during the Third Quarter of 2004 totalled $11.9 million comprised of the following types of capital projects:

(IN 000'S)                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                                    SEPTEMBER 30, 2004           SEPTEMBER 30, 2004
----------------------------------------------------------------------------------------------------
Development Drilling                                           $ 5,665                      $10,592
Capital workovers                                                3,831                        6,267
Gathering lines                                                    176                        1,634
Facilities                                                       1,658                        5,173
Other                                                              588                        1,630
----------------------------------------------------------------------------------------------------
Total Capital Expenditures                                      11,918                       25,296
Net proceeds from divestitures & acquisitions                  (14,581)                     (16,039)
----------------------------------------------------------------------------------------------------
Net Capital Spending                                           $(2,663)                     $ 9,257
----------------------------------------------------------------------------------------------------

During the Third Quarter of 2004, Viking participated in the drilling of 19 wells (15.1 net) resulting in 11 oil wells, 7 gas wells and one abandoned well and a success rate of 95%. In addition, Viking completed refrac programs at Bashaw in Central Alberta and Eagle Lake/Smiley in western Saskatchewan as well as facility upgrades at Alexis, Chin Coulee and Bellshill Lake. Viking will continue its active development program with a six well drilling program planned for the Alexis area.


Viking Energy Royalty Trust                                                   11

During the Third Quarter, Viking closed its Carbon disposition and received proceeds, after purchase price adjustments, of $14.6 million. Viking continues it asset rationalization program with small acquisition and dispositions accumulating net proceeds of $1.4 million.

ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, Viking retroactively adopted its new accounting policy for "Asset Retirement Obligations." The effect of this change at December 31, 2003 was an increase of $28.7 million to Viking's previously recorded future site restoration liability of $6.2 million to reflect a discounted estimate of its future Asset Retirement Obligation. During the first nine months of 2004, Viking increased this liability by $2.2 million to reflect a reduction to the discounting with an offset increase to its depletion, depreciation and accretion charge, incurred $738,000 of related expenditures which have been credited against the liability and reduced the liability by $726,000 with respect to the obligations related to the Carbon property which was sold in the Third Quarter. The implementation of this standard has not impacted Viking's Cash Flow From Operations.

LIQUIDITY AND CAPITAL RESOURCES

At the end of September 2004, Viking had total bank borrowings of $43.8 million, a reduction of $75.6 million from December 31, 2003. This reduction is comprised of $51.7 million raised from an equity offering in July 2004 along with the $14.6 million proceeds from the sale of the Carbon property with the balance being the excess of Viking's Cash Flow From Operations over its distributions paid to Unitholders (net of the proceeds from the distribution reinvestment programs) and capital spending program.

During the first nine months of 2004, Viking declared distributions of $72.8 million representing 81% of its $90.0 million of Cash Flow From Operations as compared to $81.4 million declared in 2003 from Cash Flow From Operations of $83.8 million, representing a payout ratio of 98%. During the Third Quarter, Viking declared distributions of $26.0 million in 2004 (representing 78% of its of Cash Flow From Operations of $33.5 million) compared to $28.7 million declared in 2003 representing 112% of its $25.5 million of Cash Flow From Operations.

In July 2004, Viking received regulatory approval for its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan which allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of their average market price, as defined. Commencing with the distribution paid on August 15, 2004, Unitholders representing approximately 38 million Trust Units elected to participate in the Premium Distribution resulting in $6.1 million of distribution reinvestment during the quarter and an overall participation in Viking's distribution reinvestment plan of 43%.

At September 30, 2004, Viking had credit facilities in place with an established Borrowing Base Limit of $170 million secured by a pledging of Viking's assets against which Viking had borrowings of $44 million. After including its Convertible Debentures as debt, Viking's financial ratios are very solid with total debt less than one year's Cash Flow From Operations, its total debt representing 14% of enterprise value and over $120 million of credit capacity available. Viking's Convertible Debentures contain an exercise price of $7.25 per Trust Unit and yield a 10.5% coupon.

Viking's capital spending during the first three quarters of 2004 totaled $25.3 million with spending plans for the last quarter estimated to be approximately $13 million. Viking currently anticipates that its capital spending, net of dispositions, will be approximately $20 million for 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Viking has contractual obligations entered into during the normal course of operation including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in Viking's annual MD&A at December 31, 2003. There have not been any significant changes in these obligations.

OFF BALANCE SHEET ARRANGEMENTS

As discussed in Losses on Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices. As discussed in Note 2 to the consolidated financial statements, these contracts were disclosed in 2003 and subsequently, to the extent these contracts


Viking Energy Royalty Trust                                                   12
remain outstanding, their mark-to-market value (or deficiency) has been recorded on the balance sheet with changes reflected in the statement of earnings.

In addition, Viking enters into lease agreements all of which are operating leases with the related costs expensed as an operating or general and administrative expense. Viking has not entered into any guarantee or off balance sheet arrangements that would adversely impact its financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") has not issued any new accounting pronouncements that will affect Viking's financial statements in the current year.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of Viking's interim consolidated financial statements, management must use estimates based on the best information available at the reporting date. Viking's management has designed internal controls and reporting processes to provide assurance users of its financial information as to their accuracy and completeness. Financial results incorporate estimates on the following items:

    o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in Viking's annual MD&A for the year ended December 31, 2003.
    o    Estimated fair values of commodity price contracts.
    o    Estimated value of our future income tax liability.
    o Estimated value of our asset retirement obligation that is dependent upon the timing and future costs of related expenditures.

2005 CASH FLOW FROM OPERATIONS SENSITIVITIES

The following table reflects sensitivities of Viking's anticipated 2005 Cash Flow From Operations to key assumptions in its ongoing business.

                                                                                        IMPACT ON CASH
                                                                                             FLOW FROM
                                                      ASSUMPTION          CHANGE            OPERATIONS
-------------------------------------------------------------------------------------------------------
WTI oil price ($US/bbl)                           $        37.00     $      1.00    $      0.02 / Unit
CAD/USD exchange rate                             $         0.75     $      0.01    $      0.01 / Unit
AECO daily natural gas price                      $         6.75     $      0.50    $      0.04 / Unit
Interest rate on outstanding bank debt                     4.25%            1.0%    $     0.005 / Unit
Liquids production volume  (bbl/d)                        10,100             200    $      0.02 / Unit
Natural gas production volume (mcf/d)                     30,500           1,000    $      0.02 / Unit
Operating Expenses (per BOE)                      $         9.00     $      0.20    $      0.01 / Unit
-------------------------------------------------------------------------------------------------------

OUTLOOK

Viking has announced monthly distributions of $0.08 per Trust Unit through to December 31, 2004 and provided that commodity prices remain strong, monthly distributions of $0.08 per Trust Unit are anticipated to continue. Viking anticipates its level of distributions will continue to be approximately 70% to 90% of its Cash Flow From Operations.

With its October production averaging 15,800 boe/d, Viking anticipates that its annual average daily production will be slightly under 16,000 boe/d primarily due to the sale of the Carbon property at the end of the Third Quarter which accounted for approximately 250 boe/d during this quarter. Viking's Fourth Quarter operating costs are expected to approximate $8.75 per boe with its administrative costs expected to average $1.50 per boe. Capital spending for the year, net of property dispositions, is anticipated to be in the range of $20 million. Viking's Fourth Quarter oil price contracts will remain unchanged at 500 boe/d contracted with a price cap of US$30.05 per barrel. Viking will consider increasing its commodity price risk management activity should market conditions or its financial flexibility change or in conjunction with a significant acquisition.


Viking Energy Royalty Trust                                                   13

Viking's preliminary guidance for 2005 includes an average daily production ranging from 14,500 to 15,000 boe/d with capital spending of $40 million and a unit operating cost of less than $9.00 per boe. Administration costs are planned be approximately $1.50 per boe for the year. While the impact of future acquisition activity has not been included in this guidance, Viking is targeting a minimum of $50 million to $75 million in acquisitions contributing to improved performance. Viking's undrawn committed credit facility in excess of $120 million is adequate to support an increased level of capital spending and an active acquisition program. Our objective is to maximize the long term value of Viking's assets for the benefit of its Unitholders through an increased technical focus on its asset base.

ADDITIONAL INFORMATION

Additional information relating to Viking, including its Annual Information Form and Annual Report, is available at www.sedar.com.




Viking Energy Royalty Trust                                                   14

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS (UNAUDITED) (IN THOUSANDS OF DOLLARS EXCEPT NUMBER OF TRUST UNITS AND PER UNIT AMOUNTS)

                                                               THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                   SEPTEMBER 30                     SEPTEMBER 30
                                                              2004             2003            2004             2003
-----------------------------------------------------------------------------------------------------------------------
REVENUE                                                                      RESTATED                         RESTATED
                                                                          (SEE NOTE 2)                     (SEE NOTE 2)
     Oil and natural gas                               $     64,819       $    57,897   $    186,750       $   173,740
     Royalties                                               (9,943)          (10,426)       (30,393)          (30,973)
-----------------------------------------------------------------------------------------------------------------------
                                                             54,876            47,471        156,357           142,767
-----------------------------------------------------------------------------------------------------------------------
EXPENSES
     Operating                                               13,523            14,130         40,133            38,569
     Transportation                                             918               591          2,636             1,579
     General and administrative                               2,367             2,443          8,289             6,414
     Non-cash unit based incentive compensation                 170                 -            170                 -
     Severance and other expenses                               278               657          1,466             1,262
     Interest and financing charges (Note 2(b))               3,126             4,008          9,916            11,132
     Capital and other taxes                                    526               419          1,315             1,054
     Depletion, depreciation and accretion                   17,747            22,280         55,242            59,269
     Losses on commodity price contracts (Note 4)
          Cash settlements                                      732                 -          3,198                 -
          Unrealized losses                                     388                 -          1,381                 -
     Future income tax recovery                              (2,489)           (2,640)       (13,032)          (16,133)
-----------------------------------------------------------------------------------------------------------------------
                                                             37,286            41,888        110,714           103,146
-----------------------------------------------------------------------------------------------------------------------
                                                             17,590             5,583         45,643            39,621
NET INCOME FOR THE PERIOD
-----------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS (DEFICIT)
 Opening balance - as previously reported                     5,641            66,891         (2,043)           43,052
 Retroactive changes in accounting policies(Note 2)
      Accounting for Asset Retirement Obligation                  -                 -        (12,070)          (10,199)
      Reclassification of Convertible Debentures                  -                 -         (8,299)                -
-----------------------------------------------------------------------------------------------------------------------
 Opening balance - as restated                                5,641            66,891        (22,412)           32,853
-----------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS - CLOSING BALANCE                 $     23,231       $    72,474   $     23,231       $    72,747
=======================================================================================================================

NET INCOME PER TRUST UNIT
      Basic and Diluted                                $       0.16       $      0.06   $       0.45       $      0.49

WEIGHTED AVERAGE NUMBER OF TRUST UNITS
      Basic                                             108,366,006        89,484,830    101,070,364        80,194,075
      Diluted                                           108,560,398        89,513,273    101,219,823        80,446,025


Viking Energy Royalty Trust                                                   15

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)

                                                                                  SEPTEMBER 30           December 31
                                                                                          2004                  2003
-----------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                        RESTATED
                                                                                                           (SEE NOTE 2)
Current Assets
     Accounts receivable                                                               $ 28,547              $ 32,278
     Prepaid expenses                                                                     3,401                  2,662
-----------------------------------------------------------------------------------------------------------------------
                                                                                         31,948                 34,940
-----------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment  (Notes 2(a) & 3)                                         497,624                542,137
Reclamation fund                                                                          5,106                  4,230
Goodwill                                                                                 74,433                 74,433
Deferred Financing Charges, net of amortization (Note 2(b))                               2,228                  2,734
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           $611,339              $ 658,474
=======================================================================================================================

LIABILITIES
Current Liabilities
     Accounts payable                                                                  $ 34,344              $  32,985
     Unitholder distributions and debenture interest payable                             10,031                 11,062
     Due to Related Party - Trust Unit portion                                                -                    180
     Current portion of Bank Loans                                                            -                  9,952
     Mark-to-Market deficiency of commodity price contracts (Note 4)                      1,000                      -
     Deferred commodity price contract gain, net of amortization (Note 2(c))                113                      -
-----------------------------------------------------------------------------------------------------------------------
                                                                                         45,488                 54,179

Bank Loan                                                                                43,841                109,484
10.5% Convertible Unsecured Subordinated Debentures (Notes 2(b) & 5)                     73,740                 73,625
Future Income Taxes                                                                      35,998                 49,030
Asset Retirement Obligation  (Notes 2(a) and 6)                                          35,670                 34,935
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                       234,737                321,253
-----------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured Subordinated
Debentures  (Notes 2(b) $ 5)                                                                804                    804
Unitholders' Capital  (Note 7)                                                          770,401                704,013
Contributed Surplus (Note 8)                                                                118                      -
Accumulated Earnings (Deficit)                                                           23,231               (22,412)
Accumulated Unitholder Distributions                                                   (417,952)              (345,184)
-----------------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                               376,602                337,221
-----------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                              $611,339              $ 658,474
=======================================================================================================================


Viking Energy Royalty Trust                                                   16

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)

                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                       SEPTEMBER 30                   SEPTEMBER 30
                                                                   2004          2003           2004            2003
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                            RESTATED                      RESTATED
                                                                             (SEE NOTE 2)                  (SEE NOTE 2)
Net income                                                       $17,590         $ 5,583      $45,643         $ 39,621
Add items not involving cash:
Depletion, depreciation and accretion                             17,747          22,280       55,242           59,269
Future income tax recovery                                        (2,489)         (2,640)     (13,032)         (16,133)
Costs settled with issuance of Trust Units and other                   -              85          240              453
Unrealized losses on commodity price contracts                       388               -        1,381                -
Amortization of Issue Costs and Accretion of Discount on 10.5%       205             203          621              579
Convertible Debentures
Non-cash unit based incentive compensation                           170               -          170                -
Amortization of deferred commodity price contract gain               (93)              -         (303)               -
-----------------------------------------------------------------------------------------------------------------------
                                                                  33,518          25,511       89,962           83,789
-----------------------------------------------------------------------------------------------------------------------
Asset Retirement expenditures                                       (400)           (254)        (738)            (462)
Changes in working capital                                        (2,192)         (3,855)      (2,373)          (7,178)
-----------------------------------------------------------------------------------------------------------------------
                                                                  30,926          21,402       86,851           76,149
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs                       53,306           3,485       54,074           52,376
Issuance of 10.5% Convertible Unsecured Subordinated                   -               -            -           71,617
Debentures, net of issue costs
Unitholder Distributions                                         (17,012)        (28,835)     (60,066)         (74,590)
Bank Loan advances (repayments)                                  (75,686)          8,099      (75,594)         (12,181)
-----------------------------------------------------------------------------------------------------------------------
                                                                 (39,392)        (17,251)     (81,586)          37,222
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation                              -            (397)           -          (73,038)
Due to related party - cash portion and internalization costs          -            (128)           -           (2,981)
Disposal (Acquisition) of oil & gas properties                    14,581             360       16,039          (21,898)
Capital expenditures                                             (11,918)         (6,058)     (25,296)         (18,653)
Change in non-cash working capital                                 5,803           2,072        3,992            3,199
-----------------------------------------------------------------------------------------------------------------------
                                                                   8,466          (4,151)      (5,265)        (113,371)
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                   $     -         $     -      $     -         $      -
=======================================================================================================================

Interest paid on 10.5% Convertible Debentures                    $ 3,901         $ 4,189      $ 7,875         $  4,204
Interest paid on bank loans                                         $985         $ 2,020      $ 3,383         $  5,520
Capital and Other Taxes                                             $601         $   127      $ 1,244         $    598


Viking Energy Royalty Trust                                                   17

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004
                                   (UNAUDITED)
          (tabular amounts are in thousands of dollars except number of
                       Trust Units and per unit amounts)

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003 after giving retroactive effect to a change in accounting for Asset Retirement Obligations and financial instruments that may be settled at the issuer's option in cash or its own equity instruments as described in Note 2. In addition, the accounting for commodity price risk management activity has been changed prospectively with an effective date of January 1, 2004 also as described in Note 2. The disclosures provided in these interim consolidated financial statements are incremental to those included in the audited consolidated financial statements for the year ended December 31, 2003 and do not include all the disclosures required to conform to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2003 annual report of Viking Energy Royalty Trust ("Viking").

     DEFERRED CHARGES

     The issue costs related to Viking's issue of 10.5% Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five year term of the debentures.

     ASSET RETIREMENT OBLIGATION

     Viking recognizes the fair value of the liability for its asset retirement obligation in the period that it is incurred, if it can be reasonably estimated. When initially recorded, the liability is added to the related capital assets, and is depleted in the same manner as the related capital assets, thereby increasing the depletion, depreciation and accretion expense. The liability is increased each period through an accretion expense to recognize a reduced discounting of the liability. Actual costs incurred to settle an asset retirement obligation are charged against the liability. Upon settlement of a liability, any differences in the liability recorded and actual costs incurred are recognized as a gain or loss in the period and included in the statement of income.

     FINANCIAL INSTRUMENTS

     Viking recognizes the fair value of financial instruments on its balance sheet with changes in the fair value recognized as unrealized gains or losses during the periods in which changes occur. Gains and losses realized on financial instruments are recorded in the same period to which the respective contracts relate. Upon implementation of this accounting policy, unrealized gains were reflected as deferred with the amount amortized to revenue over the life of the respective contracts.


2.   ACCOUNTING POLICY CHANGES

     (a) ASSET RETIREMENT OBLIGATION
     Effective January 1, 2004, Viking changed its accounting policy in respect of "Asset Retirement Obligations" and adopted the new policy, as described in Note 1, on a retroactive basis. Prior to this change, Viking provided for its estimated future site restoration and abandonment costs based on the unit-of-production method and proved reserves.


Viking Energy Royalty Trust                                                   18

     The retroactive adoption of this new accounting policy for Asset Retirement Obligations has resulted in the following changes to Viking's consolidated financial statements:

                                                                              SEPTEMBER 30        December 31
Consolidated Balance Sheet                                                         2004                2003
                                                                        -------------------------------------
   Property, Plant and Equipment                                                  $ 13,878          $ 16,055
                                                                        -------------------------------------
   Future Income Taxes                                                            $   (981)         $   (582)
                                                                        -------------------------------------
   Asset Retirement Obligation
   (formerly Provision for Site Restoration)                                      $ 29,087          $ 28,708
                                                                        -------------------------------------
   Accumulated Earnings (Deficit)                                                 $(14,228)         $(12,070)
                                                                        -------------------------------------

                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                           SEPTEMBER 30                  SEPTEMBER 30
                                                    ---------------------------------------------------------
Consolidated Statement of Income                        2004           2003              2004           2003
                                                    ---------------------------------------------------------
   Depletion, depreciation and accretion             $   862        $ 1,078           $ 2,658        $ 1,676
                                                    ---------------------------------------------------------
   Future income tax recovery                        $  (384)       $ ( 114)          $  (399)       $  (343)
                                                    ---------------------------------------------------------
   Net Income for the period                         $  (478)       $  (964)          $(2,259)       $(1,333)
                                                    ---------------------------------------------------------

     The adoption of this standard did not impact Viking's Cash Flow From Operations.

     (b) FINANCIAL INSTRUMENTS THAT MAY BE SETTLED AT THE ISSUER'S OPTION IN CASH OR ITS OWN EQUITY
     Effective June 2004, Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") and requires such financial instruments be classified as a liability with the related interest expensed as incurred and issue costs amortized over the term of the Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is required to be classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value. This discount will be accreted over the term of the Convertible Debentures utilizing the effective interest rate method and the 11% interest rate implicit in the Convertible Debentures. Upon conversion of the Convertible Debentures into Trust Units, the equity component of the Convertible Debentures is reclassified to Unitholders' Capital.

     The changes resulting from implementing the revised standard are as follows:

                                                                                 SEPTEMBER 30        December 31
Consolidated Balance Sheet                                                           2004                2003
                                                                                ------------------------------------
   Deferred Financing Charges, net of amortization                                      $   2,228          $  2,734
                                                                                ------------------------------------
   Convertible Debentures                                                               $  73,740          $ 73,625
                                                                                ------------------------------------
   Equity Component of Convertible Debentures                                           $     804          $    804
                                                                                ------------------------------------
   Unitholders' Capital                                                                 $ (70,915)         $(70,915)
                                                                                ------------------------------------
   Accumulated Earnings (Deficit)                                                       $ (14,782)         $ (8,299)
                                                                                ------------------------------------
   Accumulated Distributions                                                            $ (13,380)         $ (7,518)
                                                                                ------------------------------------

                                                             THREE MONTHS ENDED                  NINE MONTHS
                                                                SEPTEMBER 30                  ENDED SEPTEMBER 30
                                                       -------------------------------------------------------------
Consolidated Statement of Income                              2004         2003              2004              2003
                                                       -------------------------------------------------------------
   Interest and financing charges                          $ 2,187      $ 2,167          $  6,484          $  6,131
                                                       -------------------------------------------------------------
   Net Income for the period                               $(2,187)     $(2,167)         $ (6,484)         $ (6,131)
                                                       -------------------------------------------------------------

     The adoption of this standard did not impact Viking's cash flow.


Viking Energy Royalty Trust                                                   19

     (c) FINANCIAL INSTRUMENTS
     Effective January 1, 2004, Viking's adoption of Accounting Guideline 13 in its accounting of "Hedging Relationships" resulted in most of its commodity price contracts not qualifying for hedge accounting and accordingly, all of Viking's commodity price contracts were adjusted to market value as of January 1, 2004 with a deferred gain of $416,000 recorded as at January 1, 2004. Viking has included $93,000 of deferred gain amortization into its revenues during the three month period ended September 30, 2004 and $303,000 since January 1, 2004. At September 30, 2004, the residual amount of the deferred gain on commodity price contracts totalled $113,000 and will be amortized to revenue over the remaining term of the contracts.

     Prior to January 1, 2004, Viking recognized gains and losses from commodity price contracts in the period in which they were settled as an adjustment to its oil and gas sales revenue.


3.   PROPERTY, PLANT AND EQUIPMENT

                                                                                   SEPTEMBER 30       December 31
                                                                                        2004               2003
                                                                             -------------------------------------
        Capitalized Oil and Natural Gas Expenditures                                  $973,600           $965,027
        Accumulated Depletion and Depreciation                                        (345,976)          (292,890)
        Impairment recognized December 31, 2003                                       (130,000)          (130,000)
                                                                             -------------------------------------
                                                                                      $497,624           $542,137
                                                                             -------------------------------------

4.   COMMODITY PRICE RISK MANAGEMENT

     Viking uses commodity price and foreign exchange contracts, as well as fixed sales contracts with customers, to manage its exposure to price fluctuations. In the three months ended September 30, 2004, Viking realized a loss of $732,000 in the settlement of such contracts bringing its 2004 year-to-date realized losses to $3,198,000. In 2003, Viking reported the results of its commodity price contracting activity as an adjustment to oil and natural gas sales revenues with a loss of $2,018,000 reported for the three months ended September 30, 2003 and a loss of $11,979,000 for the first nine months of 2003.

     In 2004, Viking recognized an unrealized loss on its commodity price contracts of $1,381,000 during the nine months ended September 30, 2004, and $388,000 in the three months ended September 30, 2004. In 2003, Viking was not required to recognize nor disclose such unrealized gains or losses.

     At September 30, 2004, Viking's unsettled commodity price contracts had a mark-to-market deficiency of $1,000,000 the terms of which are as follows:

                COMMODITY                   QUANTITY                            PERIOD                 PRICE/RATE
     =============================================================================================================
     Crude Oil - collar                    500 bbl/d        October 1 - December 31/04    1st Floor $23.00 US/bbl
                                                                                          2nd Floor $27.00 US/bbl
                                                                                            Ceiling $30.05 US/bbl

     Natural Gas - collar                1,896 Mcf/d         October 1 - October 31/04        1st Floor $5.28/Mcf
                                                                                              2nd Floor $6.33/Mcf
                                                                                                Ceiling $7.65/Mcf

     Foreign Exchange - collar     US$13,500 per day        October 1 - December 31/04          Floor $1.3072 CAD
                                                                                              Ceiling $1.3475 CAD

     Power                            5 megawatts/hr        October 1 - December 31/04                 8.2 GJ/MWh
     -------------------------------------------------------------------------------------------------------------


Viking Energy Royalty Trust                                                   20

5.   10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     On January 15, 2003, Viking issued $75 million of 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $71.6 million. The Convertible Debentures had an initial maturity date of April 30, 2003, which was extended to January 31, 2008 upon completion of the plan of arrangement to acquire Key West Energy Corporation.

     The Convertible Debentures bear interest at 10.5% per annum, paid semi-annually on January 31 and July 31 of each year, and are subordinated to substantially all other liabilities of Viking, including its credit facilities.

     The Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to January 31, 2008 at a conversion price of $7.25 per unit. The Convertible Debentures are not redeemable on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Convertible Debenture after January 31, 2006 and prior to February 1, 2007 and at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

     At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At September 30, 2004, the fair market value of the Convertible Debentures was $81.0 million.

     The following summarizes the accounting for the principal amount of the Convertible Debentures since their issuance to September 30, 2004.

                                                     DISCOUNTED           EQUITY
                                                     OBLIGATION        COMPONENT         TOTAL
     -------------------------------------------------------------------------------------------
     Issued on January 15, 2003                        $ 74,188            $ 812       $ 75,000
     -------------------------------------------------------------------------------------------
     Conversion into Trust Units during 2003               (694)              (8)          (702)
     -------------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2003               131                -            131
     -------------------------------------------------------------------------------------------
     Balance at December 31, 2003                        73,625              804         74,429
     -------------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2004               115                -            115
     -------------------------------------------------------------------------------------------
     Balance at September 30, 2004                      $73,740            $ 804        $74,544
     -------------------------------------------------------------------------------------------

6.   ASSET RETIREMENT OBLIGATION

     Concurrent with the adoption of the change in accounting policy with respect to its asset retirement obligation, Viking estimated the net present value of its total obligation as at December 31, 2003 to be $34,935,000 based on a future liability of $122,640,000, a 8.6% discount factor, an inflation of 1.5% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 56 years.

    The following provides the details of Viking's asset retirement obligation:

    --------------------------------------------------------------------------------------------
    Balance, December 31, 2003                                                          $34,935
    Decrease in liability due to asset disposal                                           (726)
    Asset Retirement expenditures during first nine months of 2004                        (738)
    Accretion of discount ($731,000 during three months ended September 30, 2004)         2,199
    --------------------------------------------------------------------------------------------
    Balance, September 30, 2004                                                         $35,670
    ============================================================================================


Viking Energy Royalty Trust                                                   21

7.   UNITHOLDERS' CAPITAL

     AUTHORIZED
     Unlimited number of Trust Units
     ISSUED                                                    NUMBER OF  UNITS    BOOK VALUE
     -----------------------------------------------------------------------------------------
     Balance, December 31, 2003                                      96,858,885     $704,013
     Units issued - internalization of the manager                       31,858          180
     Distribution reinvestment plan                                     307,837        1,627
     Employee options                                                   129,000          729
     Less:  issue costs                                                       -          (13)
     -----------------------------------------------------------------------------------------
     Balance, March 31, 2004                                         97,327,580      706,536
     =========================================================================================
     Units issued - internalization of the manager                       40,782          240
     Distribution reinvestment plan                                     368,519        2,034
     Employee options                                                    35,157          186
     Less:  issue costs                                                       -         (161)
     -----------------------------------------------------------------------------------------
     Balance, June 30, 2004                                          97,772,038      708,835
     =========================================================================================
     Trust Unit Public Offering July 9, 2004                          9,600,000       54,720
     Distribution reinvestment plan                                   1,427,289        8,086
     Employee options                                                   314,600        1,728
     Less:  issue costs                                                       -       (2,968)
     -----------------------------------------------------------------------------------------
     Balance, September 30, 2004                                    109,113,927     $770,401
     =========================================================================================


8.   CONTRIBUTED SURPLUS

     At September 30, 2004, Viking recorded $118,000 of Contributed Surplus in respect of the excess of market value over the exercise price of vested grants under its Trust Unit Option Plan.

9.   UNIT-BASED COMPENSATION

     Viking uses the intrinsic value method to value its Trust Unit Options. For options issued subsequent to January 1, 2003, $170,000 was recorded as non-cash compensation expense in the nine and three months ended September 30, 2004. No compensation expense was recorded for the corresponding periods in 2003, as no excess value existed at that time.

     In respect of options issued after December 31, 2001 and prior to January 1, 2003, Viking's policy is to record the cash received from the exercise of options as proceeds in the equity accounts with the excess, if any, not reflected in the accounts. Had Viking applied the intrinsic method and recorded a non-cash compensation expense for these options, the pro forma compensation expense for the nine months ended September 30, 2004 would have been $423,000 ($110,000 in 2003) and $350,000 for the three months ended September 30, 2004 ($28,000 in 2003). The intrinsic value was calculated based on the September 30, 2004 closing unit price of $6.64.

     The options issued have a 10-year term with expiry dates between 2009 and 2014. The weighted average remaining contract term of the options at September 30, 2004 is eight years. The exercise price of the options outstanding at September 30, 2004 ranges from $5.23 to $8.55 (before a reduction related to Viking's distributions). The number of Units and exercise prices of options are detailed in the table below:


Viking Energy Royalty Trust                                                   22

                                                      THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                          SEPTEMBER 30                        SEPTEMBER 30
                                              UNIT OPTIONS            WEIGHTED AVG   UNIT OPTIONS       WEIGHTED AVG
                                                                    EXERCISE PRICE                     EXERCISE PRICE
                                          ----------------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING                            2,956,450              $ 7.11        3,391,850            $7.22
   Balance at beginning of period
   Granted                                                   -                   -          200,000            $ 5.67
   Exercised                                          (314,600)             $ 6.62         (478,600)           $ 6.70
   Cancelled                                          (243,600)             $ 7.12         (715,000)           $ 7.35
                                          ---------------------                     ----------------
   Balance at end of period                          2,398,250              $ 7.16        2,398,250            $ 7.16
                                          ---------------------                     ----------------
Exercise Price "Ratchet Down"                                               $(1.29)                            $(1.29)
                                                                -------------------                  -----------------
Adjusted Exercise Price                                                     $ 5.87                             $ 5.87
                                                                -------------------                  -----------------

                                          ----------------------------------------------------------------------------
TOTAL OPTIONS EXERCISABLE
   Balance at beginning of period                    1,512,450              $ 6.11        1,394,450            $ 6.36
   Balance at end of period                          1,384,250              $ 7.54        1,384,250            $ 7.54

     On June 9, 2004, the Viking Unitholders approved the adoption of the Unit Award Incentive Plan (the "Incentive Plan"), which authorizes Viking to grant Restricted and Performance Unit Awards to employees, officers, directors and other service providers. The Incentive Plan consists of two types of Trust Unit awards - Restricted Awards and Performance Awards. Restricted Awards entitle holders to receive 50% of Trust Units awarded on the first anniversary of the grant and 50% on the second anniversary with the number of Trust Units adjusted for the value of the distributions from the time of the granting until the Trust Units are issued. Performance Awards entitle holders to all of the Trust Units on the second anniversary of the grant with the number of Trust Units adjusted in a similar manner as the Restricted Units plus a further upward or downward adjustment to reflect the percentile ranking of Viking's Total Unitholder Return, as defined, relative to the Total Unitholder Return of comparable public oil and gas royalty trusts.

     Viking has reserved 3,860,000 Trust Units for issuance under its Unit Awards Incentive Plan and as of September 30, 2004, has granted 57,000 Restricted Awards and 57,000 Performance Awards. As these awards are not vested as of September 30, 2004, there has not been any expense recorded in these financial statements.

10.  SUBSEQUENT EVENT

     Subsequent to September 30, 2004, Viking issued 195,800 Trust Units with net proceeds of $1,063,000 as a result of the exercise options granted under Viking's Trust Unit Option plan.

     In addition, Viking issued 597,300 Trust Units with net proceeds of $3,828,000 on October 15, 2004 as a result of unitholder participation in its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan.

11.  COMPARATIVE FIGURES

     Certain comparative figures have been restated to conform to the presentation adopted in the current year as well as for the changes in accounting policies described in note 2.


Viking Energy Royalty Trust                                                   23

CORPORATE INFORMATION

DIRECTORS AND OFFICERS
                                               CORPORATE OFFICE
H. DOUGLAS HUNTER
CHAIRMAN AND DIRECTOR                          Suite 400 Calgary Place
                                               330 - 5 Ave. SW
JAMES S. BLAIR                                 CALGARY, ALBERTA T2P 0L4
DIRECTOR                                       Tel:  (403) 268-3175
                                               Fax:  (403) 266-0058
DALE BLUE                                      Email:  VIKINGIN@VIKING-ROY.COM
DIRECTOR                                       Internet:  WWW.VIKINGENERGY.COM

DAVID J. BOONE                                 TRUSTEE AND TRANSFER AGENT
DIRECTOR                                       Computershare Trust Company of Canada
                                               CALGARY, ALBERTA
THOMAS L. BRINKERHOFF
DIRECTOR                                       BANKERS
                                               Scotia Capital
WILLIAM FRILEY                                 Lead Banker
DIRECTOR                                        CALGARY, ALBERTA

                                               AUDITORS
                                               Deloitte & Touche LLP
JOHN E. ZAHARY                                 CALGARY, ALBERTA
PRESIDENT AND CEO, DIRECTOR
                                               ENGINEERING CONSULTANTS
BOB FOTHERINGHAM                               Gilbert Laustsen Jung Associates Ltd.
VP, Finance and CFO                            CALGARY, ALBERTA

ROB MORGAN                                     LEGAL COUNSEL
VP Operations and Corporate Development        Macleod Dixon LLP
                                               CALGARY, ALBERTA
ROBERT ENGBLOOM, Q.C.
CORPORATE SECRETARY                            STOCK EXCHANGE LISTING
                                               The Toronto Stock Exchange:  VKR.UN; VKR.DB
DIANE PHILLIPS
INVESTOR RELATIONS ANALYST AND
 ASSISTANT CORPORATE SECRETARY

LONN BATE
DIRECTOR FINANCIAL REPORTING AND TREASURER


    For further information, please visit our website at WWW.VIKINGENERGY.COM



                                [GRAPHIC OMITTED]
                                [LOGO -- VIKING]


Viking Energy Royalty Trust                                                   24